Exhibit 4.10

FORM 51 – 102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Ares Strategic Mining Inc. (the “Company”)

1001 – 409 Granville Street

Vancouver, British Columbia V6C 1T2

ITEM 2	Date of Material Change

October 21, 2025

ITEM 3	News Release

The news release was disseminated through Newswire on October 21, 2025 and subsequently filed on SEDAR+.

ITEM 4	Summary of Material Change

The Company announced that it has closed the second and final tranche of its previously announced offering of units (each, a “Unit”) by issuing 12,221,889 Units at a price of $0.45 per Unit, for aggregate gross proceeds of $5,499,850.05 (the “Second Tranche”).

ITEM 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced that it has closed the Second Tranche of its previously announced offering of Units by issuing 12,221,889 Units at a price of $0.45 per Unit, for aggregate gross proceeds of

$5,499,850.05.

On October 10, 2025, the Company announced a non-brokered private placement offering of Units at a price of $0.45 per Unit pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”). On October 17, 2025, in connection with the LIFE Offering, the Company filed an amended and restated offering document to amend the terms of the LIFE Offering and offer up to 12,222,220 Units at $0.45 per Unit for gross proceeds of up to $5,499,999 (the “Amended LIFE Offering”). To date, the Company has raised an aggregate amount of $10,499,850.45 under the LIFE Offering and Amended LIFE Offering.

Each Unit shall consist of one (1) common share in the capital of the Company (each, a “Common Share”) and one-half (1/2) of one non-transferable Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will be exercisable into one (1) Common Share (each, a “Warrant Share”) at a price of $0.55 per Warrant Share for a period of two (2) years following the date of issuance.

In connection with the closing of the Second Tranche, an aggregate of $267,965.98 was paid in cash and a total of 595,480 finder’s warrants (each, a “Finder’s Warrant”) were issued as finder’s fees to arm’s length parties. Each Finder’s Warrant entitles the holder thereof to acquire one (1) common share in the capital of the Company (a “Finder’s Warrant Share”) at a price of $0.55 per Finder’s Warrant Share for a period of two (2) years following the closing date of the Second Tranche. The Finder’s Warrants are subject to a 4-month hold period from the date of issuance.

The Company also corrected its news release dated October 17, 2025 which announced the closing of the first tranche (the “First Tranche”) of the LIFE Offering (the “Initial News Release”). The Initial News Release incorrectly states that each Finder’s Warrant issued in connection with the First Tranche (each, a “First Tranche Finder’s Warrant”) is exercisable into one Finder’s Warrant Share at $0.45 per Finder’s Warrant Share. The correct exercise price of each First Tranche Finder’s Warrant is $0.55 per Finder’s Warrant Share.

Concurrently with closing the Second Tranche, the Company entered into certain hedging arrangements with Sorbie Bornholm LP (“Sorbie”) governed by an ISDA Master Agreement dated August 23, 2024 and a sharing agreement dated October 20, 2025 (the “Sharing Agreement”). Pursuant to the terms of the Sharing Agreement, the gross proceeds payable by Sorbie for Units pursuant to the Amended LIFE Offering (being $1 million) (the “Posted Support”) were used to acquire UK government bonds as credit support to secure the Company’s maximum potential exposure under the Sharing Agreement, with Sorbie retaining control and direction of such proceeds (including both the economic benefit and the risk resulting from fluctuations in the bond pricing and foreign exchange) until they are released back to the Company in accordance with the terms of the Sharing Agreement.

The hedging transactions governed by the Sharing Agreement will be determined and payable in 24 monthly settlement tranches based on the volume weighted average price of the Common Shares for the 20 trading days prior to each monthly settlement date measured against a benchmark price of $0.63 (the “Benchmark Price”). On each such settlement date, Sorbie will release a portion of the Posted Support determined in reference to such volume weighted average ($41,667 per month). If the measured Common Share price is equal to the Benchmark Price for each of the 24 monthly settlement tranches, the Company will receive cash payments totaling $1 million. If the measured Common Share price exceeds the Benchmark Price, the Company will receive more than 100% of the settlement payable that month on a pro rata basis. Similarly, if the measured Common Share price is below the Benchmark Price, the Issuer will receive less than 100% of the settlement payable that month on a pro rata basis, with the result that if the measured Common Share price is below the Benchmark Price for a period of time, the Issuer will receive less than $1 million. To date, Ares has received approximately 12% extra cash under the two previous and ongoing Sharing Agreements with Sorbie, without issuing any additional shares.

None of the securities issued in connection with the Amended LIFE Offering will be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

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ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

ITEM 7	Omitted Information

Not Applicable.

ITEM 8	Executive Officer

James Walker

President and Chief Executive Officer

(604) 345-1576 or at james@aresmining.com

ITEM 9	Date of Report

October 23, 2025

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